

August 9, 2011

Via E-mail
Jay M. Eastman, Ph.D.
Chief Executive Officer
Lucid, Inc.
2320 Brighton Henrietta Town Line Road
Rochester, NY 14623

      Re: **Lucid, Inc.**
              Registration Statement on Form S-1
              Amended August 1, 2011
              File No. 333-173555

Dear Dr. Eastman:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Strategy, page 5

1.   We note the reference to the market survey, added on page 4 in response to prior comment 1. Please provide us with more details regarding this survey. For example, please tell us who comprised the 245 respondents, when it was conducted and to what questions were they asked to respond? Provide us with copies of any documentation related to the survey.

Use of Proceeds, page 39

2.   We note your revised disclosures in response to prior comment 2. Given your disclosure that the fees owed to and amounts pledged by Northeast LCD are tied to the completion of this offering, please tell us why these amounts, and those owed pursuant to Exhibit 10.32, are not included in your disclosure regarding intended uses of proceeds.

Dilution, page 42

3.   Please refer to the last paragraph of this section. Please revise to disclose how the percentages and numbers in the second table on page 43 would change if you were to include the transactions you say are currently excluded, including the warrants related to those transactions.

Subsequent Events, page 52

4.   Please expand to describe the purposes to which the proceeds of the July 2011 offering were put.

Verify third party . . ., page 61

5.   We note your revisions here regarding coverage of "either" portion of the imaging procedure. Please tell us, with a view toward disclosure, whether there is a material difference in the reimbursement rates applicable to the portions you mention.

Clinical Studies, page 68

6.   With regard to prior comment 6, it remains unclear how the aggregation of data from the referenced studies constitutes the "conclusions of management" as opposed to summarization of third-party reports. Accordingly, we reissue the third bullet point of prior comment 6.

Our Sales Process, page 70

7.   We note your revisions in response to prior comment 7. Please revise to identify the parties who provided the advice mentioned here and on page 83 and file their consents as exhibits. Please clarify how you determined that incorporation of your technology is cash flow neutral given the monthly escalating lease you mention. Also, your conclusions appear to assume that dermatology practices are staffed with medical technicians. Please tell us why you believe this assumption is appropriate.

Compensation Program, page 92

8.   We refer to your response to prior comment 10. Please tell us what actions you have taken to determine the identities of the comparator companies. For example, have you asked First Niagara? Also, in light of your fiscal 2010 revenues, please revise to explain why the Compensation Committee accepted the recommendation regarding companies in the $10 to $15 million range.

Related Party Transactions, page 99

9.   We note your response to prior comment 13 and your revised disclosure. Please revise to
        disclose the information required by Regulation S-K Item 404 as of the most recent
        practicable date for each of the transactions mentioned in this section.

10.   We reissue prior comment 14 with respect to footnote 22 because it appears you have
        identified only the natural persons who have "investment discretion." We will continue
        to evaluate the remainder of your response after you revise to include the information in
        the amendment you mention.

Principal and Selling Stockholders, page 103

11.   Please revise notes 2 and 3 to include the shares related to the July 2011 Convertible Debt
        Offering. Please also clarify your reference in note 16 to an offering in "July 2010."

Other, page 117

12.   We refer to Exhibit 4.26 and your disclosure on page II-4 concerning recent warrant
        issuances to Maxim Partners, LLC. Please revise to disclose the material terms of these
        issuances including, as applicable, the amount of any discounts.

Exhibits

13.   Please reconcile the first sentence of your response to prior comment 20 with the first
        paragraph of Exhibits 10.17 and 10.18, each of which refers to a "public offering of . . .
        warrants to purchase common stock of the Company."

14.   We note your response to prior comment 21. With a view toward a clarified opinion,
        please ask counsel to tell us why its conclusions regarding the legality of the issuance as
        it relates to the shares to be sold by Selling Stockholders appears to depend on the sale of
        such shares under the Underwriting Agreement. Why would those shares not be legally
        issued, fully paid and non-assessable after they were issued in accordance with the
        instruments that govern their conversion?

15.   Please file Exhibit 10.12 in definitive form showing executed or conformed signatures
        from all parties to the agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via E-mail):   Thomas E. Willett, Esq. – Harris Beach PLLC